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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

Processing Section
APR 19 2017

SEC FILE NUMBER
8- 65574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Main st suite 709
(No. and Street)

Sarasota (City) FL (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L Strobel II 941-955-0929 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter
(Name – *if individual, state last, first, middle name*)

1230 Peachtree st. NE suite 1500 (Address) Atlanta (City) GA (State) 30309 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, George L Strobel II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HOLLIE G. FRITSCHLE
MY COMMISSION # FF229240
EXPIRES: May 11, 2019

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES LP

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AS OF DECEMBER 31, 2016

Perigee Securities LP

Financial Statement Table of Contents



1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Perigee Securities LP

We have audited the accompanying statement of financial position of Perigee Securities LP (the Company) as of December 31, 2016, and the related statements of loss, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Perigee Securities LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information included in the supplemental information has been subjected to audit procedures performed in conjunction with the audit of Perigee Securities LP's financial statements. The supplemental information is the responsibility of Perigee Securities LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier + Deeter, LLC

Atlanta, Georgia
March 7, 2017

A Member of American Institute of Certified Public Accountants, the AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF North America.

Perigee Securities LP

STATEMENT OF FINANCIAL POSITION

Year ended December 31, 2016

ASSETS		
Cash	$	31,297
Prepaid Insurance		936
FINRA Funds on Deposit		864
TOTAL ASSETS	$	33,097
LIABILITIES		
Related Party Payable	$	936
PARTNERS' EQUITY		
Partners' Equity		32,161
TOTAL LIABILITIES & PARTNERS' EQUITY	$	33,097

See Accompanying Notes

Perigee Securities LP

STATEMENT OF LOSS

Year ended December 31, 2016

Revenues		
	Referral Fees	$ 5,267
	Total Revenues	5,267
Expenses		
	Audit Expense	21,700
	Professional Fees	1,025
	Filing Fees	717
	Regulatory Fees	3,088
	Insurance	468
	Licenses and Permits	800
	Overhead Allocation	12,000
	Renewal Fees	1,500
	Total Expenses	41,298
	NET LOSS	$ (36,031)

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

Year ended December 31, 2016

	General Partner	Limited Partner	Total
Partners' Equity at December 31, 2015	$ 290	$ 57,902	$ 58,192
Net Loss	(180)	(35,851)	(36,031)
Contributions by Partners		10,000	10,000
Partners' Equity at December 31, 2016	$ 110	$ 32,051	$ 32,161

See Accompanying Notes

Perigee Securities LP

STATEMENT OF CASH FLOW

Year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(36,031)
Adjustments to reconcile Net Loss to net cash used in operations		
Increase in Prepaid Insurance		(468)
Increase in Related Party Payable		936
Decrease in FINRA Funds on Deposit		1,363
NET CASH USED IN OPERATIONS		(34,200)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by partners		10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		10,000
NET DECREASE IN CASH		(24,200)
CASH AT BEGINNING OF YEAR		55,497
CASH AT END OF YEAR	$	31,297

See Accompanying Notes

Perigee Securities LP

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Organization

Perigee Securities LP (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There was one limited partner at December 31, 2016. Perigee Group, LLC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation under the Securities Exchange Act of 1934.

The Partnership does not hold funds or assets for customers. Accordingly, the Partnership is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

2. Basis of Presentation

The Partnership has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's content carries the same level of authority.

3. Revenue and Cost Recognition

The Partnership prepares its financial statements on the accrual basis of accounting. Revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Income Taxes

All tax effects of the Partnership's income or loss are passed through to the partners individually; thus, the statement of loss includes no income tax expense or benefit for the Partnership.

5. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

6. Cash

The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. At December 31, 2016, amounts on deposit at commercial banks were fully insured by the FDIC.

7. Subsequent Events

The Partnership has evaluated subsequent events through March 7, 2017. All subsequent events, if any, requiring recognition as of December 31, 2016, have been incorporated into these financials statements.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Consulting LLP. In accordance with its most recent amendment, management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Consulting LLP is a related party due to common ownership. The total cost allocated to the Partnership from Perigee Consulting LLP for the year ended December 31, 2016 was $12,000. During 2016 Perigee Consulting LLP also paid a bill on behalf of Perigee Securities LP in the amount of $936. This amount has not yet been repaid by Perigee Securities LP.

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2016 or at any time during the year then ended.

NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2016, the Partnership had net capital of $15,361, which exceeded the capital requirement by $10,361. The Partnership's ratio of aggregate indebtedness to net capital was .0609 to 1 at December 31, 2016.

NOTE F - CONTINGENCY

These financial statements are late in being filed with FINRA and consequently Perigee Securities will be subject to a penalty of an unknown amount.

NOTE G - MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from one customer during the year ended December 31, 2016. The Partnership incurred over 84% of its expenses from three vendors during the year ended December 31, 2016.

Perigee Securities LP

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITERS AND EXCHANGE COMMISSION

December 31, 2016

EXEMPTION UNDER SECTION (k)(2)(i)

The Partnership operates pursuant to the (k)(2)(i) exemption provisions of SEC rule 15c3-3

Perigee Securities LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

NET CAPITAL

Partners' Equity	$	32,161
Deductions for non-allowable assets		
FINRA Funds on Deposit		864
Excess Fidelity bond deduction		15,000
Prepaid Insurance		936
TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS		16,800
NET CAPITAL	$	15,361

AGGREGATE INDEBTEDNESS

Items included in the balance sheet		
Related Party Payable	$	936
TOTAL AGGREGATE INDEBTEDNESS	$	936
RATIO: Aggregate indebtedness to net capital		6.09%
Minimum net capital requirement	$	5,000
EXCESS NET CAPITAL	$	10,361

Audited Net Capital equals the Partnerships' unaudited Statement of Net Capital located in Part II of it's Amended Focus Report filed for the fourth quarter of 2016.

Perigee Securities LP

EXEMPTION REPORT AS OF DECEMBER 31, 2016

To the best of my knowledge and belief of Perigee Securities, LP and its management:

(i) Perigee Securities LP is prohibited from holding any client securities or client cash.
Therefore pursuant to § 240.15c3-3(k)(2)(i) it is exempt from § 240.15c3-3; and
(ii) The exemption identified in (i) above has been met throughout 2016 without exception



George L Strobel II
Principal
Perigee Securities LP



1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Perigee Securities LP

We have reviewed management's statements, included in the accompanying Perigee Securities LP's Exemption Report, in which (1) Perigee Securities LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Perigee Securities LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Pergiee Securities LP stated that Perigee Securities LP met the identified exemption provisions throughout the most recent fiscal year without exception. Perigee Securities LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perigee Securities LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
March 7, 2017

Frazier + Deeter, LLC

A Member of American Institute of Certified Public Accountants, The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF North America.